Pricing Term Sheet	Free Writing Prospectus
dated as of August 11, 2020	Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement dated August 10, 2020 to the
Prospectus dated August 10, 2020
Registration No. 333-228333

KKR & Co. Inc.
20,000,000 Shares of 6.00% Series C Mandatory Convertible Preferred Stock

The information in this pricing term sheet should be read together with KKR & Co. Inc.’s preliminary prospectus supplement dated August 10, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated August 10, 2020, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-228333. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus.  All references to dollar amounts are references to U.S. dollars. The size of the offering was increased from the previously announced offering of 15,000,000 shares. The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	KKR & Co. Inc., a Delaware corporation.

Ticker / Exchange for the Common Stock:	KKR / The New York Stock Exchange (“NYSE”).

Trade Date:	August 12, 2020.

Settlement Date:	August 14, 2020.

Securities Offered:	20,000,000 shares of the Issuer’s 6.00% Series C Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”).

Over-Allotment Option:	3,000,000 additional shares of Mandatory Convertible Preferred Stock.

Public Offering Price:	$50.00 per share of the Mandatory Convertible Preferred Stock.

Underwriting Discount:	$1.375 per share of the Mandatory Convertible Preferred Stock.

Liquidation Preference:	$50.00 per share of the Mandatory Convertible Preferred Stock.

Dividends:
6.00% of the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per annum.

The expected dividend payable on the first Dividend Payment Date (as defined below) is approximately $1.0083 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $0.75 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2020 to, and including, September 15, 2023.

Acquisition Termination Redemption:
If the Acquisition has not closed on or prior to May 7, 2021 (or any later date corresponding to the Outside Termination Date as extended pursuant to the Merger Agreement or if the Merger Agreement is terminated or the Issuer determines, in its reasonable judgment, that the Acquisition will not occur, the Issuer may, at its option, give notice of an acquisition termination redemption to the holders of the Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the Acquisition Termination Redemption Date, the Issuer will redeem the shares of Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of Mandatory Convertible Preferred Stock equal to the Acquisition Termination Make-Whole Amount.

If redeemed, the Issuer will pay the Acquisition Termination Make-Whole Amount in cash unless the Acquisition Termination Share Price exceeds the Initial Price (as defined below). If the Acquisition Termination Share Price exceeds the Initial Price, the Issuer will instead pay the Acquisition Termination Make-Whole Amount in shares of the Issuer’s common stock and cash, unless the Issuer elects, subject to certain limitations, to pay cash or deliver shares of common stock in lieu of these amounts as described in the Preliminary Prospectus Supplement. See “Description of Mandatory Convertible Preferred Stock—Acquisition Termination Redemption” in the Preliminary Prospectus Supplement.

Mandatory Conversion Date:
The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding September 15, 2023. The Mandatory Conversion Date is expected to be September 15, 2023.

Initial Price:	Approximately $35.00, which is equal to $50.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $42.87, which represents an approximately 22.5% appreciation over the Initial Price and is equal to $50.00, divided by the Minimum Conversion Rate (as defined below).

Floor Price:	$12.25 (35% of the Initial Price), subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion Rate:
Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of the Mandatory Convertible Preferred Stock, will be not more than 1.4285 shares of the Issuer’s common stock (the “Maximum Conversion Rate”) and not less than 1.1662 shares of the Issuer’s common stock, (the “Minimum Conversion Rate”), depending on the Applicable Market Value of the Issuer’s common stock, as described below and subject to certain anti-dilution adjustments.

The following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement:

Assumed Applicable Market Value of the Issuer’s common stock	Assumed Conversion Rate (number of shares of the Issuer’s common stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)

Greater than the Threshold Appreciation Price	1.1662 shares of common stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.1662 and 1.4285 shares of common stock, determined by dividing $50.00 by the Applicable Market Value

Less than the Initial Price	1.4285 shares of common stock

Early Conversion at the Option of the Holder:
Other than during a Fundamental Change Conversion Period, at any time prior to September 15, 2023, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part into shares of the Issuer’s common stock at the Minimum Conversion Rate.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount:
If a Fundamental Change occurs on or prior to September 15, 2023, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part, into shares of common stock (or units of exchange property (as described in the Preliminary Prospectus Supplement)) at the Fundamental Change Conversion Rate.

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a Fundamental Change Dividend Make-Whole Amount and, to the extent there is any, the Accumulated Dividend Amount.

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Stock Price:

	Fundamental Change Stock Price
Fundamental Change Effective Date	$25.00	$30.00	$35.00	$40.00	$42.87	$45.00	$50.00	$55.00	$60.00	$70.00	$80.00	$100.00
August 14, 2020	1.2338	1.2165	1.1989	1.1834	1.1758	1.1707	1.1608	1.1531	1.1474	1.1402	1.1365	1.1343
September 15, 2021	1.2902	1.2637	1.2365	1.2126	1.2009	1.1933	1.1785	1.1676	1.1598	1.1505	1.1463	1.1442
September 15, 2022	1.3567	1.3219	1.2802	1.2416	1.2229	1.2110	1.1892	1.1747	1.1656	1.1570	1.1545	1.1543
September 15, 2023	1.4285	1.4285	1.4285	1.2500	1.1663	1.1662	1.1662	1.1662	1.1662	1.1662	1.1662	1.1662

The exact Fundamental Change Stock Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•      if the Fundamental Change Stock Price is between two Fundamental Change Stock Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Stock Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•      if the Fundamental Change Stock Price is in excess of $100.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•     if the Fundamental Change Stock Price is less than $25.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-Whole Amount is 2.25% per annum.

Use of Proceeds
The Issuer estimates that the net proceeds to it from the offering, after deducting the estimated underwriting discounts and estimated offering expenses payable by it, will be approximately $970.0 million (or approximately $1,115.9 million if the underwriters exercise their over-allotment option to purchase additional shares of the Mandatory Convertible Preferred Stock in full).

The Issuer intends to contribute the net proceeds from the offering to KKR Group Partnership. In exchange, the Issuer expects that KKR Group Partnership will issue to the Issuer (or a wholly-owned subsidiary of the Issuer) a new series of preferred units with economic terms designed to mirror those of the Mandatory Convertible Preferred Stock. The Issuer and KKR Group Partnership intend to use the net proceeds of the offering, together with a combination of cash on hand and the net proceeds from any other Financing Transactions, to finance in part the Acquisition and pay related costs and expenses and the remainder, if any, for general corporate purposes. The Issuer and KKR Group Partnership may invest the net proceeds from the offering temporarily until the Issuer uses them for their stated purpose. The closing of the offering is not conditioned upon the consummation of any other Financing Transactions or on the closing of the Acquisition. In the event the Issuer and its subsidiaries do not consummate the Acquisition for any reason, the net proceeds of the offering would be available for general corporate purposes. However, if the Acquisition has not closed on or prior to May 7, 2021 (or any later date corresponding to the Outside Termination Date as extended pursuant to the Merger Agreement) or if the Merger Agreement is terminated or the Issuer determines in its reasonable judgment that the Acquisition will not occur, the Issuer will have the right, but not the obligation, to redeem the Mandatory Convertible Preferred Stock.

Listing:
The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the NYSE under the symbol “KKR PR C.” If the application is approved, the Issuer expects trading in the Mandatory Convertible Preferred Stock on the NYSE to begin within 30 days after the Mandatory Convertible Preferred Stock is first issued.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	48251W 401 / US48251W4015

Joint Book-Running Managers:
Goldman Sachs & Co. LLC
KKR Capital Markets LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital, Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Keefe, Bruyette & Woods, Inc.
Wells Fargo Securities LLC
Mizuho Securities USA LLC

Co-managers:
BMO Capital Markets Corp.
Evercore Group L.L.C.
Oppenheimer & Co. Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
Blaylock Van, LLC
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Roberts & Ryan Investments, Inc.
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC
Tigress Financial Partners LLC

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; KKR Capital Markets LLC, 9 West 57th Street, New York, New York 10019, telephone at 1-212-750-8300; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by emailing prospectus@morganstanley.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.